UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 29, 2021: Euroseas Ltd. Announces a Two-to-Three Month $130,000 per day Charter for its M/V “Synergy Oakland” Followed by a Minimum Four-Year Charter at $42,000 per day.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 29, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd.

Announces a Two-to-Three Month $130,000 per day Charter for its M/V “Synergy Oakland” Followed by a Minimum Four-Year Charter at $42,000 per day

Maroussi, Athens, Greece – November 29, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today two new consecutive time charter contracts for its container vessel M/V “Synergy Oakland”, a 4,253 TEU vessel built in 2009.

Specifically:

a.

a new time charter contract for a period of between two and three months at a daily rate of $130,000, commencing between January 5th and January 25th when the vessel will be redelivered from its current charterer; and,

b.

immediately following the completion of the above charter, a new time charter contract for a period of a minimum of forty-eight and a maximum of fifty-one months at the option of the charterer at a daily rate of $42,000, commencing the latest by April 15th when the vessel will be redelivered from its previous charterer.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce very profitable new charters for one of our vessels, our M/V “Synergy Oakland”, that capture both the exceptional strength of the current short-term market over the next two to three months and also provide secured employment for a minimum of an additional four years. As a result of these charters, M/V “Synergy Oakland” is expected to make an EBITDA contribution of about $11.5 million during the first quarter of 2022 and about $12 million per year during each of the next four years, totaling about $57 million of EBITDA contribution, or about $7.80 per share, over the duration of its new charters.

“Both the rates and the duration of the above charters are indicative of the strength and recovery of the market from a slight correction we had experienced over the past month. We expect to be able to continue benefitting from the present market as there are another four of our vessels in our fleet which open for re-chartering within the next four months and another two vessels later within 2022. If the present market levels continue, renewals of expiring charters should result in significant further increases in our profitability and employment coverage for the following years, providing a solid liquidity foundation for further growth of our company and rewards to our shareholders as our Board or Directors sees fit.”

Fleet Profile:

After the new charters of M/V “Synergy Oakland”, the Euroseas Ltd. fleet and employment profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
LEO PARAMOUNT (to be renamed MARCOS V)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until Jan-21 then until Mar-22 then until Mar-26	$202,000 $130,000 $42,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8-12 months option	$11,750; option $14,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EM CORFU(+)	Feeder	34,654	2,556	2001	TC until Nov-21 then repositioning trip to drydock	$10,200 $5,125 for up to 37 days ($35,000 if more than 37 days)
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
DIAMANTIS P. (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P(*)	Feeder	23,351	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	16	635,806	50,371

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of M/V Leo Paramount, the Company will have a fleet of 16 vessels comprising of 10 Feeder and 6 Intermediate containerships. Euroseas 16 containerships have a cargo capacity of 50,371 teu. Furthermore, after the delivery of two feeder containership newbuildings in the first half of 2023, Euroseas’ fleet will consist of 18 vessels with a total carrying capacity of 55,971 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SK 02558 0005 9047149